July 12, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Tonya K. Aldave, Dietrich King, Isaac Esquivel and Kate Tillan

Re:	Genmab A/S (the “Company”)
Registration Statement on Form F-1
File No. 333-231777

Ladies and Gentlemen:

In connection with the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join the Company’s request that the effective date of the Registration Statement be accelerated by the Securities and Exchange Commission so that the Registration Statement, as then amended, will be declared effective under the Securities Act at 4:00 p.m. Eastern Daylight Time on July 16, 2019, or as soon thereafter as is practicable, or at such other time as the Company or its outside counsel, Shearman & Sterling LLP, may request by telephone.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed approximately 1,613 copies of the Company’s Preliminary Prospectus, dated July 9, 2019, to prospective underwriters, institutional investors, dealers and others, through the date hereof.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As representatives of the several underwriters

BOFA SECURITIES, INC.

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong
Title: Authorized Signatory

MORGAN STANLEY & CO. LLC

By:	/s/ Christine Ha
Name: Christine Ha
Title: Executive Director

JEFFERIES LLC

By:	/s/ Scott M. Skidmore
Name: Scott M. Skidmore
Title: Managing Director

[Signature Page to Underwriter Acceleration Request]